Tonix Pharmaceuticals Holding Corp.

509 Madison Avenue, Suite 306

New York, New York 10022

May 14, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tonix Pharmaceuticals Holding Corp.
Registration Statement on Form S-3 (File No. 333-224586)
Filed on May 1, 2018

 Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Tonix Pharmaceuticals Holding Corp. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:30 p.m., Eastern Standard Time, on May 16, 2018, or as soon as practicable thereafter.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 to confirm the effectiveness of the Registration Statement or with any questions.

[Signature page follows.]

Very truly yours,

TONIX PHARMACEUTICALS

HOLDINGS CORP.

By: /s/ Bradley Saenger

Name: Bradley Saenger

Title:   Chief Financial Officer